SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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CONSOLIDATED NATURAL GAS COMPANY
Richmond, Virginia
CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
DOMINION IROQUOIS, INC.
CNG OIL GATHERING CORPORATION
CNG MAIN PASS GAS GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION GREENBRIER, INC.
CNG INTERNATIONAL CORPORATION
DOMINION SOUTH HOLDINGS I, INC.

File No. 70-8667 (Part A)

Also Reported at Part B
File Nos. 70-7258, 70-8577, 70-8883, and 70-9967

(Public Utility Holding Company Act of 1935)

	:	CERTIFICATE OF NOTIFICATION NO. 35 TRANSACTIONS DURING PERIOD October 1, 2004 through December 31, 2004
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TO THE SECURITIES AND EXCHANGE COMMISSION:

This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing CNG and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intra-system financing of the CNG system as required by the Financing Order.

Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order"). In addition, by Commission Order dated March 15, 2004 (HCAR No. 35-27814) in the proceeding at File No. 70-10144, CNG was granted additional authority to issue short-term financing.

PART A
External and Intrasystem financing

1. External Financing by CNG: File No. 70-8667:

a. Equity Financing:

During the quarter, CNG received a $41 million capital contribution from Dominion in exchange for a reduction in amounts payable to Dominion.

b. Short Term Debt:

During the period, CNG issued and sold commercial paper. The maximum amount of CNG's commercial paper outstanding at any time during this period was $60,000,000 principal amount. There was no commercial paper outstanding on December 31, 2004.

c. Long Term Debt:

During the quarter, CNG issued $400 million of 2004 Series A, 5.0 percent senior Notes due December 1, 2014 and repaid $400 million of 1999 Series A, 7.25 percent senior Notes.

d. Interest Rate Swaps:

None.

2.            Intra-system Financing by Parent of Its Subsidiaries.

The stock and debt transactions described below between CNG and its subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the subsidiaries in their respective businesses.

a. Equity Investments:

CNG made capital contributions to the following subsidiaries in exchange for a reduction in amounts receivable from these subsidiaries:
Company	Amount (in Thousands)
Dominion Transmission, Inc.	$ 17,411
Dominion Iroquois, Inc.	439
East Ohio Company	2,839
Peoples Natural Gas Company	1,462
Dominion Oklahoma Texas Exploration & Production, Inc.	15,462
Dominion Exploration & Production, Inc.	17
CNG Oil Gathering Corp	487
Dominion Products & Services, Inc.	544
Dominion Field Services, Inc.	2,526
CNG Coal Company	4

  Long-Term Debt Transactions Occurring During the Period:

  None

  Guarantees and Other Credit Support:

Guarantees, Letters of Credit and Surety Bonds

As of December 31, 2004, CNG had issued $1.6 billion of guarantees, including: $1.2 billion to support commodity transactions of subsidiaries, $200 million for subsidiary debt and $183 million for guarantees supporting other agreements of subsidiaries. CNG had also purchased $49 million of surety bonds and authorized the issuance of standby letters of credit by financial institutions of $1.46 billion. CNG enters into these arrangements to facilitate commercial transactions by its subsidiaries with third parties. While the majority of these guarantees do not have a termination date, CNG may choose at any time to limit the applicability of such guarantees to future transactions. To the extent that a liability subject to a guarantee has been incurred by a consolidated subsidiary, that liability is included in CNG's Consolidated Financial Statements. CNG is not required to recognize liabilities for guarantees on behalf of its subsidiaries in the Consolidated Financial Statements, unless it becomes probable that CNG will have to perform under the guarantees. No such liabilities have been recognized as of December 31, 2004. CNG believes it is unlikely that it would be required to perform or otherwise incur any losses associated with guarantees of its subsidiaries' obligations.

3. Subsidiary Financing Transactions:

  Long-term debt transactions during period:

  None.

  Subsidiary Stock Buy Back Transactions:

  There were no subsidiary stock buy back transactions to be reported for the quarter.

  Subsidiary Interest Rate Swap Transactions:

  None.

PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

File No. 70-7258:

By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of CNG and its subsidiaries to become effective, thereby authorizing the establishment of a CNG Money Pool ("CNG Money Pool").

File No. 70-9967:

By order dated January 3, 2003 (HCAR No. 27634), the SEC authorized the formation of a consolidated Dominion Money Pool ("DRI Money Pool") and called for the termination of the existing CNG Money Pool. Outstanding balances under the CNG Money Pool and certain borrowings from Dominion pursuant to a short-term demand note (Demand Note) were converted to DRI Money Pool borrowings on March 1, 2003.

This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during the period (including the activity of Non-CNG company participants):

Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.*	$860,117	-
The East Ohio Gas Company	-	$(693,019)
The Peoples Natural Gas Company	-	(133,717)
Hope Gas, Inc.	-	(44,023)

Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.*	$ 1,690,961	-
Consolidated Natural Gas Company*	1,625,999	-
Dom. Transmission, Inc.	-	$(197,009)
Dom. Iroquois, Inc.	6,788	(1,681)
Dom. Exploration & Prod., Inc.	-	(1,691,745)
Dominion Field Services	63,371	(40,561)
CNG Power Services Corp.	4,876	-
Dom. Products and Services, Inc.	116,428	-
CNG International Corp.	86,737	-
Dom. Retail, Inc.	-	(194,683)
CNG Main Pass Gas Gathering Corp.	-	(22,177)
CNG Oil Gathering Corp.	7,805	-
Dom. Greenbrier, Inc.	-	(28,839)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(477,433)
Dom. Nat. Gas Storage, Inc.	-	(19,747)
Dominion Energy, Inc.	-	(696,228)
Dom. Reserves, Inc.	92,170	-
Dom. Resources Services, Inc.	-	(100,187)
Dom. Alliance Holding, Inc.	-	(6,797)
DT Services, Inc.	52,638	-

*Dominion Resources, Inc. and Consolidated Natural Gas Company are authorized to invest in the DRI Money Pool but cannot be borrowers thereunder. Accordingly, they are not deemed to be either Account A or Account B participants.

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 1.88 to 2.43 percent during the period.

During the period there were no borrowings made by Account B participants from Account A participants under the DRI Money Pool.

File No. 70-8577:

By order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the SEC authorized CNG to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of CNG in connection with the sale by CNG of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories. Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the order. Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1. Financial Statements:

See Exhibit 8577A.

2. State Commission Orders:

There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3. Services Provided by Affiliates to DP&S:

During the reporting period, the following entities provided services to DP&S.
Company	Amount of Services	Types of Services Rendered
Dominion Retail, Inc.	$902,797	Administrative and management
The East Ohio Gas Company	45,745	Administrative
Hope Gas, Inc.	7,702	Administrative
The Peoples Natural Gas Company	122,589	Administrative

File No. 70-8621:

By Orders dated July 26, 1995 and December 30, 1997 (collectively, the "Order"), HCAR No. 26341, the SEC authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of CNG, to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.

Energy Services' interests acquired under the above authorization were transferred to CNG in connection with the sale of Energy Services on July 31, 1998 to an unaffiliated third party. CNG had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

(1) MAIN PASS GAS GATHERING SYSTEM

Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. CNG's subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. As of December 31, 2004, CNG has a $20.5 million cash investment in Dauphin Island Gathering Partners through CNG Main Pass Gathering Corporation.

(2) MAIN PASS OIL GATHERING SYSTEM

CNG pursuant to this authorization has no cash invested, as of December 31, 2004 in the general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. CNG's subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership.

To date, no parent guarantees have been issued by CNG with respect to any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8883:

By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1. Financial Statements:

A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2. Source of Revenues:

In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3. FERC Filings:

The transactional information contained in the attachment to Dominion Retail's power marketing informational filing made with FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4. Parent Credit Support:

There was one parent credit support agreement totaling $3,977,000 entered on behalf of Dominion Retail during the reporting period.

EXHIBITS

  Financial statements for DP&S are filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b).
  Financial statements for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).
  Dominion Retail's power marketing informational filing made with FERC is filed separately as Exhibit 8883B under a request for confidential treatment pursuant to Rule 104(b).

SIGNATURE

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

CONSOLIDATED NATURAL GAS COMPANY Richmond, Virginia

CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
DOMINION IROQUOIS, INC.
CNG OIL GATHERING CORPORATION
CNG MAIN PASS GAS GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION GREENBRIER, INC.
CNG INTERNATIONAL CORPORATION
DOMINION SOUTH HOLDINGS I, INC.

By: /s/ James F. Stutts James F. Stutts Their Attorney

Dated March 9, 2005